Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kings Crowd LLC
695 Atlantic Ave., Floor 9
Boston, MA 02446
https://kingscrowd.com/

Up to $249,998.40 in Common Units at $1.80
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kings Crowd LLC
Address: 695 Atlantic Ave., Floor 9, Boston, MA 02446
State of Incorporation: DE
Date Incorporated: December 14, 2017

Terms:

Equity

Offering Minimum:: $9,999.00 | 5,555 shares of Common Unit
Offering Maximum: $249,998.40 | 138,888 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $1.80
Minimum Investment Amount (per investor): $108.00

The Company and its Business

Company Overview

KingsCrowd provides the infrastructure for startup investment decision making. At KingsCrowd, we provide a third party independent research and ratings service built on four key components. We provide (1) education, through expert content and "how to guides" to show new investors how to invest in this asset class. (2) We offer industry trend and deal specific analytics to give you insights market insights. (3) We also provide in-depth professional research on all startups raising and (4) standardized ratings for you to be able to evaluate and compare all deals across all platforms with ease and transparency.

Competitors and Industry

KingsCrowd is disrupting the $4.2 Billion Venture Capital due diligence market with a "Morningstar" solution that empowers every person regardless of wealth or financial sophistication to invest confidently in startups. (VC market size is $84B, source here: https://home.kpmg.com/us/en/home/media/press-releases/2018/01/2017-us-venture-capital-reaches-record-84-2b-after-strong-q4.html) and (they spend about 5% of all invested dollars on due diligence, source here: https://www.kcsourcelink.com/docs/default-source/default-document-library/2017-aif-due-diligence-survey---final-report-(03-06-17)-final.pdf?sfvrsn=2) We believe our current competitors are primarily focused on deal aggregation, providing little education or recommendations. Crowditz: Crowdfunding deal aggregator Newchip: Crowdfunding deal aggregator Early Investing: Occasional deal recommendations Crowdability: Deal aggregation / research Ultimately, we're taking a long term vision to this market by building the startup investing "decision engine" focused on providing a comprehensive suite of tools needed to make informed startup investment decisions via online portals.

Current Stage and Roadmap

We are live with v2 of our website though we still consider ourselves to be in beta as we learn from early experiments what our customers really want and need from KingsCrowd. However, we do have a fully functioning website that has over 800 subscribers and 30+ paying customers with ~$6K in ARR at the moment. As we begin to build our brand presence and relationships with the various platforms, we are building out our fully functioning ratings platform, which will enable us to rate and provide coverage of every deal across the equity crowdfunding market. We are shooting for a winter 2019 release, and hope to utilize our early adopters as beta-testers for our ratings product. Most importantly, we are beginning to build a brand presence in the market as the leading equity crowdfunding third party research and rating service.

The Team

Managers

Name: Christopher Lustrino

Christopher Lustrino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 30, 2018 - Present
  Responsibilities: ceo

- **Position:** Manager
  Dates of Service: March 30, 2018 - Present
  Responsibilities: Serve as a manager

Other business experience in the past three years:

- **Employer:** LEK Consulting
  Title: Associate Consultant
  Dates of Service: September 01, 2014 - June 15, 2017
  Responsibilities: He focused on private equity due diligence

Other business experience in the past three years:

- **Employer:** Freebird
  Title: Business Associate
  Dates of Service: July 01, 2017 - May 15, 2018
  Responsibilities: Developed and managed the Finance & Sales Ops Toolkit.

Other business experience in the past three years:

- **Employer:** SIC
  Title: Founder & Writer
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Developing Fintech content

Name: Sean O'Reilly

Sean O'Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Content Officer
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Chief Content Officer

Other business experience in the past three years:

- **Employer:** Motley Fool
  Title: Copywriter & Contributing Energy & Industrials Analyst / Editor
  Dates of Service: November 01, 2015 - August 01, 2017
  Responsibilities: Copywriter & Contributing Energy & Industrials Analyst / Editor

Other business experience in the past three years:

- **Employer:** Wilson Blvd. Content LLC
  Title: Principal
  Dates of Service: August 01, 2017 - Present
  Responsibilities: -Marketing, copywriting, and content creation for both business-to-business and business-to-consumer organizations.

Name: Cecilia Lenk (CEO of ValueSetters)

Cecilia Lenk (CEO of ValueSetters)'s current primary role is with ValueSetters Inc. Cecilia Lenk (CEO of ValueSetters) currently serves 1-2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

- **Position:** Manager
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Serve as a manager

Other business experience in the past three years:

- **Employer:** ValueSetters, Inc.
  Title: CEO
  Dates of Service: July 01, 2017 - Present
  Responsibilities: She oversee's the business

Other business experience in the past three years:

- **Employer:** FableVision
  Title: Creative Strategist
  Dates of Service: May 01, 2012 - January 01, 2017
  Responsibilities: Manager creative strategy

Other business experience in the past three years:

- **Employer:** Launchpad Venture Group
  Title: Angel Investor
  Dates of Service: June 01, 2012 - Present
  Responsibilities: Invest in startups

Name: Daniel Waterman (Manager of Nantascot)

Daniel Waterman (Manager of Nantascot)'s current primary role is with Coldwell Banker Residential Real Estate. Daniel Waterman (Manager of Nantascot) currently serves 0-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Serves as a manager

Other business experience in the past three years:

- **Employer:** Coldwell Banker Residential Real Estate
  Title: Realtor
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Manage real estate sales

Other business experience in the past three years:

- **Employer:** Industrial Ladder and Supply Co., Inc.
  Title: Sales Account Manager
  Dates of Service: January 01, 2011 - March 01, 2015
  Responsibilities: Managed sales

Other business experience in the past three years:

- **Employer:** Nantascot LLC
  Title: Manager
  Dates of Service: June 06, 2012 - Present
  Responsibilities: Managing Nantascot

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the units you receive. More importantly, there is no established market for these units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the investment analysis industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering units in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its unitholders.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Kings Crowd LLC was formed on December, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Kings Crowd LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be

profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KingsCrowd is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Many of the key responsibilities of our business have been assigned to one individual.
Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.

We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.
New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

Our success depends in part on our ability to grow and take advantage of efficiencies of scale.

We believe our software will expand and allow tens of thousands of additional users. However, we may need additional servers, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands.

If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations.

We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a unit option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

We reserve the right to make future offers and sales, either public or private, of our securities, including membership interest units or securities convertible into membership interest units at prices differing from the price of the units previously issued.

In the event that any such future sales of securities are affected or we use our membership interest units to pay our obligations, an investor's pro rata ownership interest may be reduced.

If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned product innovations or commercialize additional products.

The Company will require substantial future capital in order to continue to conduct research and development and grow market size. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.

Start-up investing is risky.

. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income,

the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Your securities are not easily transferable.

You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

Any forecasts we make about our operations may prove to be inaccurate.

We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Nantascot LLC	700,000	Common units	29.7
Christopher Lustrino	600,000	Common units	25.4

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 138,888 of Common Units.

Common Units

The amount of security authorized is 2,357,990 with a total of 2,357,990 outstanding.

Voting Rights

7.1 Voting Rights. If a vote, consent or approval of the Members is required by this Agreement or under the Act (whether of all classes of Units voting together as a single class or of a single class or different classes voting separately as a class), then each such Member shall have one vote for each Unit held by such Member.

Material Rights

ARTICLE IV DISTRIBUTIONS AND ALLOCATIONS 4.1 Distributions. (a) Subject to the provisions of Sections 4.1(b), 4.2, 4.3 and 4.4, the Company may distribute Distributable Assets from time to time and at such times as are determined by the Board of Managers and the Distribution Advisor if that position if filled hereunder, provided that all such distributions shall be made on a pro-rata basis based on the number of Common Units held by each Member. (b) Notwithstanding the foregoing, no Common Unit that is a Profits Interest (a "Profits Interest Unit") shall receive any share of distributions prior to the time that: (i) all Common Units that are not Profits Interests have received distributions equal to the Distribution Threshold Amount of such Profits Interest Unit, and (ii) all Profits Interest Units having a Distribution Threshold Amount which is lower than that of such Profits Interest Unit ("Senior Profits Interest Units") have received distributions equal to the difference between (A) the Threshold Distribution Amount of such Profits Interest Unit, minus (B) the Threshold Distribution Amount of such Senior Profits Interest Unit. 4.2 Tax Distributions. Subject to the Act and to any restrictions contained in any agreement to which the Company is bound and notwithstanding the provisions of Section 4.1, no later than March 31 of each calendar year or as soon as practicable thereafter, the Company shall, to the extent of available cash and borrowings of the Company as

determined by the Board to be used for this purpose, make a distribution in cash (each a "Tax Distribution") to each Member in an amount equal to product of (i) the taxable income allocated by the Company to the Member with respect to the previous calendar year, multiplied by (ii) the f Rate, but reduced by any amounts withheld for taxes with respect to the Member for such calendar year. All distributions made to a Member pursuant to this Section 4.2 shall be treated as advance distributions under Section 4.1 and shall be taken into account in determining the amount subsequently distributable to a Member under Section 4.1. 4.3 Distributions Upon Liquidation. All liquidating distributions shall be made in accordance with the provisions of Article XIII. 4.4 Restrictions On Distributions. (a) No distribution shall be made to any Member to the extent that such distribution would (i) cause or increase an Excess Deficit Balance in such Member's Capital Account as of the end of the taxable year of such distribution, or (ii) violate Section 18-607 of the Act, or (iii) not have the prior written approval of the Distribution Advisor if that position if filled hereunder. (b) In determining if and the extent to which a distribution to a Member would cause or increase an Excess Deficit Balance in such Member's Capital Account for purposes of Section 4.4(a), the Company's taxable year shall be deemed to close as of the end of the day of such distribution, and such Member's Excess Deficit Balance, if any, as of the end of such taxable year shall be determined after taking into account any allocations or other adjustments to such Capital Account for such deemed taxable year. Any amount that would otherwise be distributable to a Member but that is not distributed because of the limitation of set forth in Section 4.4(a)(i) shall be retained by the Company as a Company asset, and shall be distributed to such Member at such time as such distribution would not contravene such limitation. 4.5 Withholding. The Company is authorized to withhold from distributions or with respect to allocations and pay over to any federal, state, local or foreign government any amounts required to be withheld with respect to any Member pursuant to any provisions of federal, state, local or foreign law. All amounts so withheld shall be treated as amounts distributed to the Members pursuant to Section 4.1. To the extent any amount withheld with respect to a Member pursuant to this Section 4.5 for any year exceeds the amount distributable to such Member, such Member shall repay such excess to the Company within ten (10) days after written demand therefor from the Company. 4.6 Allocation of Net Profits and Net Losses. After taking into account any special allocations pursuant to Section 4.7 and subject to any limitations contained therein, Net Profits or Net Losses for any year or portion thereof shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed to the Members in accordance with Section 4.1 immediately after making such allocation. 4.7 Special Allocations. (a) Items of taxable income, gain, loss and deduction with respect to property of the Company that has a Carrying Value different from its adjusted basis for federal income tax purposes will be shared among the Members so as to take account of such difference in accordance

with the principles of Section 704(c) of the Code and Regulations Section 1.704-1(b)(4)(i). The Board of Managers may select any reasonable method or methods for making such allocations including, without limitation, any method described in Regulations Sections 1.704-3(b), (c), or (d). -2 In the event the Carrying Value of any Company property is adjusted pursuant to Sections 3.6(h) or 3.6(i) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between such property's adjusted basis for federal income tax purposes and such Carrying Value in the same manner as under Code Section 704(c) and the Regulations thereunder. (b) In the event that any Member unexpectedly receives any adjustment, allocation, or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4)-(6) ("Reduction Items") that, after taking into account all other allocations and adjustments under this Agreement, results in a deficit balance in such Member's Capital Account as of the end of the taxable year in excess of that amount, if any, that such Member is treated as obligated to restore to the Company pursuant to Regulations Sections 1.704-1(b)(2)(ii)(c) or (h), 1.704-2(g)(1), or 1.7042(i)(5) (an "Excess Deficit Balance"), then items of income and gain for such year (and, if necessary, subsequent years) will be reallocated to each such Member in the amount and in the proportions needed to eliminate such Excess Deficit Balance as quickly as possible. Solely for purposes of computing such Excess Deficit Balance, the Member's Capital Account shall be reduced by the amount of any Reduction Items that are reasonably expected as of the end of such taxable year. (c) Notwithstanding any other provisions of this Agreement, nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(b)(1) and (c)) shall be allocated among the Members on a pro rata basis based on the number of Units held by each. If there is a net decrease in partnership minimum gain (as defined in Regulations Section 1.704-2(d)) for any taxable year of the Company, then before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for succeeding years) to the extent required by Regulations Section 1.704-2(f). (d) Notwithstanding any other provisions of this Agreement, all partner nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(i)(1) and (2)) for each taxable year of the Company shall be allocated to the Members who bear the economic risk of loss with respect to the debt giving rise to such deductions, in accordance with Regulation Section 1.704-2(i). If there is a net decrease in partner nonrecourse debt minimum gain (within the meaning of Regulation Section 1.704-2(i)(3)) for any taxable year of the Company, then after taking into account allocations pursuant to the second sentence of Section 4.7(c) hereof but before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) to the extent required by Regulations Section 1.704-2(i)(4). (e) Notwithstanding any other provisions of the Agreement, no loss or deduction shall be allocated to any Member to the extent that such allocation would cause or increase an Excess Deficit Balance in the Capital Account of such Member. Any such loss or deduction shall be reallocated away from such Member and to the other Members in accordance with this Agreement, but only to the extent that such reallocation would not cause or increase Excess Deficit Balances in the Capital Accounts of such other Members. (f) The allocations set forth in Sections 4.7(b), 4.7(c), 4.7(d) and 4.7(e)

hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-1(b). Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Profits, Net Losses, and items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Net Profits, Net Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (i) nonrecourse deductions shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain, and (ii) partner nonrecourse deductions shall not be taken into account except to the extent that there would have been a reduction in partnership minimum gain if the loan to which such deductions are attributable was not made or guaranteed by a Member. (g) Tax credits shall be allocated among the Members in accordance with Regulations Section 1.704-1(b)(4)(ii). (h) If during any taxable year of the Company there is a change in any Member's Membership Interest in the Company, allocations of income or loss for such taxable year shall take into account the varying interests of the Members in the Company in a manner consistent with the requirements of Section 706 of the Code. (i) If and to the extent that any distribution of unrealized receivables and inventory items within the meaning of Regulations Section 1.751-1(a)(1) ("Section 751 Property") to a Member in exchange for property other than Section 751 Property is treated as a sale or exchange of such Section 751 Property by the Company pursuant Regulations Section 1.7511(b)(2), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member. If and to the extent that any distribution of property other than Section 751 Property to a Member in exchange for Section 751 Property is treated as a sale or exchange of such other property by the Company pursuant to Regulations Section 1.7511(b)(3), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member. ARTICLE XIII DISSOLUTION 13.1 Events of Dissolution. The Company shall be dissolved within sixty (60) days after the occurrence of any of the following events (a "Dissolution Event"), unless within said sixty (60) day period the holders of at least two-thirds of the issued and outstanding Units agree in writing to continue the Company: (a) the written agreement of the holders of at least two-thirds of the Units; (b) pursuant to a voluntary or involuntary bankruptcy petition; (c) the sale or other disposition of all or substantially all of the assets of the Company; or (d) the entry of a decree of judicial dissolution of the Company. 13.2 Liquidation. (a) Upon the occurrence of a Dissolution Event, the Managers shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to maximize the value of the net assets or to minimize the normal losses of the Company, as the case may be, attendant to the liquidation. (b) Upon the occurrence of a Dissolution Event, the Company shall make no distributions in respect of the issued and outstanding Units except for a final Liquidating Distribution to the Members. Subject to the provisions of paragraph (c) of this Section, the proceeds of

liquidation (the "Liquidating Distribution") shall be distributed in the following order and priority: (i) first, to creditors of the Company, including to Members in their capacities as creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) second, to the holders of the issued and outstanding Units in the order and priority set forth in Section 4.1. ARTICLE XI TRANSFER OF INTERESTS 11.1 Restrictions on Transfer. Except as otherwise provided in this Agreement or in any subsequent written agreement among the Company and all of the Members, no Transfer of the Units or any other Membership Interest of a Member shall be permitted, and no purported Transfer shall be recognized by the Company, unless such Transfer has been communicated in writing to the Board of Managers or by the holders of all of the transferred Units at the time outstanding. All Transfers that are permitted pursuant to this Article XI shall become effective immediately upon notice. Notwithstanding the foregoing, no such approval shall be required for the Transfer of Units or other Membership Interest by a Member to any one of the following Persons who shall have executed a counterpart signature page to this Agreement and shall thereby become new Members: (a) The estate of a deceased Member; (b) The children or grandchildren of a Member; (c) A trust for the benefit of any of the following Persons either individually or in combination: the Member, or the spouse, children or grandchildren of a Member; provided further that in the event the spouse is a beneficiary of any such trust, such spouse shall have no power of appointment over the Membership Interest to Transfer it to any Person other than the children or grandchildren of the Member who is the grantor of such trust and may only receive the income from such trust and not any of its principal. (d) A limited liability company or other entity whose members or equity holders consist solely of the Persons in subsections (a), (b) or (c) above. (e) Notwithstanding the foregoing, in the event a Member ("Donor") wishes to Transfer some or all of the Donor's Membership Interest, whether approved by the Board or the Members or not requiring approval hereunder, and such Transfer is intended by the Member or may be deemed to be a gift to other Members (collectively, the "Donees") within the so-called annual amount excluded from gift taxes under Code Section 2503(b) ("annual exclusion amount"), the Managers shall send notice thereof to all Donees, and if so stipulated by the Donor, shall give the Donees the opportunity to have distributed to them an amount equal to the annual exclusion amount, without requiring the prior written consent of the Distribution Advisor. 11.2 Admission of New Members. No new Member, except such Persons who are listed in subsections (a), (b), (c) or (d) of Section 11.1, shall be admitted to the Company, and the Company shall not recognize on its books any new Member, unless a majority of the Board of Managers or holders of at least two-thirds of the Units at the time outstanding shall, in their sole discretion, agree to the admission of such new Member and such proposed new Member shall have executed a counterpart signature page to this Agreement. Any purported admission of a new Member in violation of this Agreement shall not be recognized or in any manner given effect, and such Person shall not be entitled to any rights or powers accorded to a Member under law or this Agreement. 11.3 Improper Transfers. The Company shall not recognize on its books any voluntary or involuntary Transfer in violation of this Agreement, and any such purported Transferee shall not be recognized as a Member

and shall not be entitled to any rights or powers accorded to a Member under law or this Agreement.

What it means to be a minority holder

As a minority holder of Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per units.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units

Type of security sold: Equity
Final amount sold: $106,999.20
Number of Securities Sold: 95,535
Use of proceeds: Product development and customer acquisition. We have only used about 15% of the funds to date.
Date: August 10, 2018
Offering exemption relied upon: Regulation CF

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $14,451.36
  Number of Securities Sold: 12,903
  Use of proceeds: Not used yet. Just closed on.
  Date: October 15, 2018
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue
Prior to 2018 there were no operations. We began operating in March 2018 building out the product and are now beginning to monetize with ~$5K ARR currently on the books and continuing to add paying customers even during our early beta period. With the current state of the business we have 6 to 9 months to operate with the capital we raised from over 90 investors on Netcapital. However, we will continue to raise capital as well as ramp up customer acquisition. If we achieve our goal of raising $1M over the next 9 to 12 months, we will have a 2+ year runway.

Foreseeable major expenses based on projections
Our expenses will come from a combination of salaries for software development, investment analyst to conduct due diligence (the product) and marketing expenditures. We think with a team of 1 to 2 investment analyst, 1 developer, 1 marketing and 2 C-Suite we can run the business for the foreseeable future.

Future operational challenges

Operating at a loss: In the near term as we build our capabilities and product to attract a sizeable customer base, we expect to operate at a loss, which will require raising capital to sustain. Raising additional capital: In order to continue to operate at a loss for 1 to 2 years at least we will need to raise sizeable capital to continue to sustain the business. Weathering an economic downturn: In the event of an economic downturn we may be adversely affected by investors pulling back how much they are investing in such a risky asset class. We are investing in this product with the vision that the equity crowdfunding market is growing. Should it take a hit from broader macro-economic factors, we can suffer as a result.

Future challenges related to capital resources

Capital raises: We have proposed to raise $1M over the next 9 months across both traditional angels as well as equity crowdfunding raises including on StartEngine. Ratings platform launch: Once we fully launch our ratings platform we believe we will see a meaningful uptick in customer acquisition. Partnerships: We are currently working on several potential partnerships that would create major revenue upticks should they come to fruition. Employee growth: As some of these efforts take hold including capital raising and customer growth, we do expect to make more significant investments in our employee base, which will increase our burn rate in the near term.

Future milestones and events

Capital raises: We have proposed to raise $1M over the next 9 months across both traditional angels as well as equity crowdfunding raises including on StartEngine. Ratings platform launch: Once we fully launch our ratings platform we believe we will see a meaningful uptick in customer acquisition. Partnerships: We are currently working on several potential partnerships that would create major revenue upticks should they come to fruition. Employee growth: As some of these efforts take hold including capital raising and customer growth, we do expect to make more significant investments in our employee base, which will increase our burn rate in the near term.

LiquidityandCapital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current assets (cash) in Bank of America: $83,803.84 Current liabilities (credit card expenses) in Bank of America: $3,006.49 Current capital raised in additional Netcapital offering (available October 15th, 2018): $14,451

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised on StartEngine are not critical to sustaining the business for the next 6 to 9 months, however they are critical to continuing to grow the business and investing in the product and customer the way that we would like. However, if this were not successful, we would continue our low burn rate of $5K to $8K per month until we could acquire outside sources of capital to invest more heavily in the business.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We think for the long term viability of the business we will need to secure funding either from StartEngine or another source. Currently we have ~$85K in capital so if we were to be successful we would have ~$335K, with ~$250K of that coming from StartEngine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we were to raise the minimum of $10K in this round that would leave us with ~$107K on hand including the closing of our Netcapital round which occured on October 15th. Currently our burn rate is at ~$5 to $8K per month broken down as follows: In-house compensation: $2.5K Outsourced business analyst:$2K Outsourced programmers: $1K-$2K Marketing: $1K-$2K With this burn rate and $107K in the bank we would have ~11-13 months runway in the current state of the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If we were to raise $250K we would make 2 strategic hires (1 lead developer, 1 investment analyst) as well as ramp up investment in product and marketing. In this new state of the business our monthly burn rate would be ~$20K to cover the ramp up in salary expense for these 2 hires. With the current capital on hand of $84K plus the $250K raised we would have a 12 to 15 month runway until we were out of cash at a $20 to $25K monthly burn rate. However, the plan is to raise $750K in addition to this current round, which would enable two more strategic hires (1 Director of Marketing, 1 Director of Investments) and we would begin to raise the salary of the CEO and COO to a more sustainable level. This would lead to a $50K monthly burn rate. With $1.1M in total capital, if we were to experience no revenue at all we would have ~2 years runway. However, we are already driving revenue and would not expect that to be the case. We would expect the capital to give us closer to 30+ months of run rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently considering options for future capital raises including $750K in additional capital from a mix of traditional angels as well as additional equity crowdfunding platforms over the next 9 to 12 months.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** John Engle
  Relationship to Company: Advisor

Nature / amount of interest in the transaction: 17,904 units
Material Terms: John Engle received these units to vest over 4 years as of June 30th in monthly installments with no 1 year cliff.

- **Name of Entity:** Barry Kurland
  Relationship to Company: Advisor
  Nature / amount of interest in the transaction: 9,426 units
  Material Terms: Barry received 9,426 units to vest over 3 years monthly with no 1 year cliff, effective October 10 2018.

- **Name of Entity:** Sean O'Reilly
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Sean O'Reilly recieved 222,222 units.
  Material Terms: Sean was brought on and received 222,222 units, which began investing on a monthly basis over 4 years beginning on June 30th.

Valuation

Pre-Money Valuation: $4,244,382.00

Valuation Details: The immediate addressable market opportunity is 500K+ investors (SeedInvest list 242K on its website, Wefunder list 187K on its website and StartEngine list 150K+ on its offering page), which are the big 3 in the space. At an avg. $30 / month price point, we estimate 2% of the market is currently addressable as willing to pay for a subscription membership for research and ratings, which creates an immediately addressable market of $4.25M that we think is currently untouched to date. These are projections of what we think is addressable for our solution that has shown early signs of product market fit.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  50.0%
  We will utilize an outsourced provider to continue investment in a beta version of our ratings platform. This will include the building out of the back end infrastructure and front end user interface that we can test with a small cohort of users.

- *Marketing*

44.0%

We will continue to invest in testing customer acquisition channels. These would include both paid media as well as investing in SEO content to help improve the visibility of KingsCrowd.

If we raise the over allotment amount of $249,998.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  40.0%
  We will hire a full time Lead Developer. They will be responsible for day to day website management. In addition, this individual will be responsible for leading the development of the ratings platform, which may also require managing an outsourced team of developers.

- *Company Employment*
  40.0%
  We will hire a full time Investment Analyst / Chief Of Staff to oversee our research and rating products. This individual will also help to manage day-to-day operations to create more leverage for the CEO to focus on strategy and capital raising.

- *Marketing*
  14.0%
  We will invest heavily in customer acquisition both on the paid media and SEO side. We will also bolster our investments in forming partnerships with other financial brands that can help to improve our distribution efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kingscrowd.com/ (https://kingscrowd.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kingscrowd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kings Crowd LLC

[See attached]

Kingscrowd, LLC

A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period from December 14, 2017 (inception) to December 31, 2017

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management and Members of
Kingscrowd, LLC
Boston, MA

We have reviewed the accompanying financial statements of Kingscrowd, LLC (a Delaware limited liability company) ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in members' equity, and cash flows for the period of December 14, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, the accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced operations and its viability is dependent upon its ability to meet future financing requirements, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans are also referenced in Note 2. The financial statements and related notes do not include any adjustment that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 29, 2018

Kingscrowd, LLC
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

	December 31, 2017
Current assets	
Cash	$ -
Total assets	$ -

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued liabilities	-
Total liabilities	-
Commitments and contingencies	-
Members' equity (2,000,000 units authorized for issuance, 1,600,000 outstanding as of December 31, 2017)	-
Total liabilities and members' equity	$ -

Kingscrowd, LLC
Statement of Operations and Changes in Members' Equity
For the Period from December 14, 2017 (inception) through December 31, 2017
(unaudited)

	December 14, 2017 (inception) to December 31, 2017
Revenue	
Sales	$ -
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Net loss	$ -
Changes in members' equity	
Beginning members' equity	-
Capital contributions	-
Distributions to members	-
Net loss	-
Ending members' equity	$ -

Kingscrowd, LLC
Statement of Cash Flows
For the Period from December 14, 2017 (inception) through December 31, 2017
(unaudited)

	December 14, 2017 (inception) to December 31, 2017
Cash flows from operating activities	
Net loss	$ -
Change in assets and liabilities	
Accounts payable and accrued expenses	-
Net cash used by operating activities	-
Cash flows from financing activities	
Net proceeds from member advances	-
Net cash provided by financing activities	-
Net decrease in cash	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization & Nature of Business

Kingscrowd, LLC ("the Company") is a limited liability company organized December 14, 2017 under the laws of the State of Delaware, and headquartered in Boston, Massachusetts. The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on portals like Netcapital by providing the infrastructure for startup business investment decision making based on four key components:

- Education – Providing expert editorial content in addition to "how-to" guides and tools
- Analytics – Offering standardized deal ratings and synthesized data analytics
- Research – Combining in-house market research with crowd-sourced research
- Recommendations – Providing "Top Deal" picks and access to expert network due diligence.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company had not commenced full-scale operations. The Company's activities have primarily consisted of business development, planning, and efforts to raise capital. Once the Company commences its planned operations, it will likely incur significant additional expenses and cash outflows. The Company is dependent on its ability to raise sufficient capital and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its business plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors outside of the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

In general, the revenue will be recognized at the time of sale for its services, net of any applicable discounts.

5

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of December 14, 2017 (inception) to December 31, 2017, the Company had not incurred any advertising costs.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value as of the reporting date.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items that would be considered cash equivalents.

Income Taxes

The Company is a limited liability company and has elected to be taxed as a partnership under the Internal Revenue Code. As a result, the Company's taxable income or loss will be allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and all of its tax years since inception are subject to examination by the Internal Revenue Service.

Recent Accounting Pronouncements

There have been a number of issued Accounting Standards Updates to amend or clarify existing authoritative guidance and generally accepted accounting principles, including those that either (a) provide supplemental clarification on previously-issued standards, (b) are technical corrections, (c) are not applicable to the Company or (d) are not expected to have a significant impact on the Company's financial statements at this point in time. As the Company increases its operations and financial reporting capabilities, it will continually evaluate future standards for impact and applicability and provide disclosure of any impact, as necessary.

NOTE 2 – ASSESSMENT OF THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company was recently-formed and has not commenced its principal operations. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital through a Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its expected operations. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the planned development, which would have an adverse impact on the Company's future business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBER'S EQUITY

At inception, the Company had a single class of Common Units authorized, of which 1,000 were granted to its founding members, and each unit has voting rights and profit interests in the Company. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total authorized and granted units from 1,000 to 2,000,000. All unit references reflected in these financial statements are indicative of post-split figures, except as otherwise noted. As of December 31, 2017, the Company has authorized the issuance of 2,000,000 units to five members, 400,000 of which were issued to the Company's CEO and are subject to a ratable, four-year vesting schedule beginning March 31, 2018. Any unvested units upon the termination of the CEO's employment with the Company will be forfeited. Only the vested units are considered issued and outstanding as of December 31, 2017. These units have been issued to the founding members and have been attributed zero value in these financial statements.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated events through August 29, 2018, the date these financial statements were available to be issued, and has identified the following events for disclosure in these financial statements:

- The Company granted 222,222 units to its Chief Operating Officer, subject to ratable vesting over four years beginning on June 30, 2018. Any unvested units upon the termination of the COO's employment with the Company will be forfeited.
- During 2018, the Company entered into a four-year consulting and advisory board member agreement with a new member in exchange for advisory services and attendance at weekly advisory meetings. In exchange for these services, the Company will grant 17,904 units, paid in 48 equal installments, beginning on July 31, 2018.
- During 2018, the Company completed a crowdfunding campaign in which it sold a total of 95,535 units for aggregate proceeds of $106,999.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine What's New Discover Investments Raise Capital Launch an ICO NEW Sign In

This offering is not live or open to the public at this moment.


0
Investors
$0.00
Raised of $10K - $250K goal
KINGSCROWD
KingsCrowd
Actionable Startup Investment Research
Small OPO Boston, MA
Data/Analytics
US Investors Only

Overview Team Terms Updates Comments Share

Welcome to KingsCrowd

Think Morningstar For the Equity Crowdfunding Market

We believe KingsCrowd is set to disrupt the $4.2B venture capital due diligence market with a Morningstar-style solution that is 100% unbiased and empowers every person to invest confidently in startups, regardless of wealth or financial sophistication.

We know that investing in startups is exciting, but it can also be overwhelming, complicated and very often challenging to navigate. That is why we created KingsCrowd, the first rating service for the equity crowdfunding market that provides education, analytics, research and ratings to help investors make informed startup investment decisions.



	PUBLIC MARKET EQUITIES	EQUITY CROWDFUNDING EQUITIES
EDUCATION	INVESTOPEDIA	✕
RESEARCH	SEEKING ALPHA	✕
ANALYTICS	MORNING STAR	✕
RECOMENDATIONS	THE MOTLEY FOOL	✕
EXECUTION	MERRILL LYNCH	start engine

THE PROBLEM THE EQUITY CROWDFUNDING DECISION INFRASTRUCTURE HAS YET TO BE BUILT.

The KingsCrowd Mission

Through education, research, analytics and recommendations, we will empower everyone to invest in startups like a

Through education, research, analytics and recommendations, we will empower everyone to invest in startups like a professional. At KingsCrowd, we believe that investors should have access to unbiased institutional-grade research and analytics tools that enable informed startup investment decisions, regardless of investment experience.





THE "DECISION ENGINE" SOLUTION
KingsCrowd aims to become the equity crowdfunding investment "decision engine".
KINGSCROWD
EDUCATION
"HOW TO" GUIDES AND TOOLS
EXPERT EDITORIAL CONTENT
ANALYTICS
CROWDFUNDING MARKET ANALYTICS
INDUSTRY ANALYSIS AND TRENDS
RESEARCH
CROWD SOURCED RESEARCH
IN-HOUSE MARKET RESEARCH
RATINGS
FIRST COMPREHENSIVE DEAL RATING SERVICE
"KINGSCROWD" "TOP DEAL" PICKS

WHAT FOUNDERS ARE SAYING
FOUNDERS HAVE TAKEN NOTICE THAT OUR RATINGS PROVIDE SIGNIFICANT VALUE
Tom Lix
Founder and CEO, Cleveland Whiskey
"Receiving a recommendation has had a direct and quantifiable impact on our fundraising. It's independent, credible and outside review, that makes it worth paying attention to."
Nate Tomasi
COO, Mycroft AI
"In the new world of Reg CF's, there is more clutter than clarity. Kingscrowd brought that clarity to us and our potential investors.
Anne Chambers
Founder & CEO, Certifiably
"As a founder the value of a third party rating can't be overstated. We knew that the detail and insight KingsCrowd provided gave investors and potential investors the depth they look for when making their investments decisions.

Here's the bottom line: We don't tell you what to do, and we don't create favorites. **We provide our users with the education, analytics, research and ratings they need to make the right investment decisions.**

Startup Founders agree, we play an important role in enabling investors to make smart startup investment decisions.

The Offering

Investment

$1.80/ Common Unit | When you invest you are betting the company's future value will exceed $4.4M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"We are passionate about crowdfunding. Put simply, we are on a mission to make startup investing accessible to everyone. One thing we can promise - KingsCrowd will always stay true to our values - inclusivity, diversity, transparency and compassion."

Chris Lustrino

Co-Founder, KingsCrowd

The Killer Team Behind KingsCrowd

As a startup, we are a unique blend of experienced and youthful innovators. More importantly, our core team possesses an incredible understanding of the startup market, which makes KingsCrowd uniquely qualified to build this first-of-its-kind platform.

John Fanning, internet pioneer and co-founder of Napster back in the early 2000s and a first round investor in startups like Uber, approached Chris Lustrino in February 2018. Chris had a background in strategy consulting working heavily in the PE markets, as well as running a blog called SIC, which focused on the alternative lending and investing markets. The newest team member is Sean O'Reilly. He is an experienced equity analyst and Editor from the Motley Fool, and has been studying the investment markets since he was 12 years old.

Our Timeline

Currently, KingsCrowd has over 800 subscribers and thousands in annual recurring revenue with early adopters of our service as we continue to run iterative tests to find product-market fit. We are live with version 2 as we regularly experiment and continue to improve to meet the needs of our customers.

As we begin to build our brand presence and relationships with the various platforms, we are building out our fully functioning ratings platform. This will enable us to rate and provide coverage of every deal across the equity crowdfunding market.


KINGSCROWD
SEARCH
Search investment opportunities across all platforms and deal types. (e.g., Wefunder, SeedInvest, Republic)
COMPARE
Compare investment options across key data points. (e.g.,valuation, industry, round type, KC rating)
SELECT
Use KingsCrowd rating reports to deep dive and select investments.

All images are created and owned by the company and not re-purposed from another existing company's product or services. The only product that is a computer generated rendering of a future product for KingsCrowd is directly above.

We are shooting for a winter 2019 release. Our aim is to utilize our early adopters as beta testers for our finished ratings product. Beforehand, we are beginning to build a brand presence in the market as the leading equity crowdfunding third-party research and rating service.

About The Marketplace

For years, investing in startups was limited to big institutional venture capital firms and millionaires. However, over the past several years, several online startup investing portals (e.g., StartEngine, FundersClub, Republic, Netcapital, AngelList) have come to market, creating unprecedented access to startup investments online. These businesses were empowered by the JOBs act, which for the first time opened up investment in startup businesses to ordinary, unaccredited investors.



Since that time, the Crowdfunding market has seen 100%+ YoY growth. In fact, online investing in startups is well on its way to surpassing $1B per year. Source: Historical growth from Crowdfund Capital Advisors

According to the latest market research report released by @Technavio, the global #crowdfunding market is expected to register a CAGR of almost 17% through 2021.



We believe current competitors are primarily focused on deal aggregation, providing little education or recommendations.

- Crowditz: Crowdfunding deal aggregator
- Newchip: Crowdfunding deal aggregator
- Early Investing: Occasional deal recommendations
- Crowdability: Deal aggregation / research

KingsCrowd is different. We're taking a long-term vision to the market by building the startup investing "decision engine". It will be one that's focused on providing the comprehensive suite of tools needed to make informed startup investment decisions via online portals.

Use of Funds

We plan to invest the funds raised in our full-fledged rating service and in customer acquisition. This will take the form of hiring a lead developer to focus on product development in-house and an investment analyst to take ownership of scaling our research and rating capabilities. We will also invest more heavily in our messaging and marketing efforts to drive customer adoption and feedback of our early beta versions of the platform.

The KingsCrowd Business Model

KingsCrowd.com's business model has a multi-faceted approach:

THE BUSINESS MODEL
MONETIZE THE PLATFORM THROUGH SUBSCRIPTIONS & ADVERTISING

SUBSCRIPTIONS

CROWD	PRO	ALL ACCESS
$10 / mo.	**$20 / mo.**	**$50 / mo.**
No accredited deal research	All deal research	Full access including rating platform

INSTITUTIONAL

CUSTOM PRICE
Customized deal research

FINANCIAL INSTITUTION MARKETING

Banner ads, newsletter sponsorships, sponsored content for relevant financial institutions (platforms under consideration as well)

Invest in the Future of Investing with KingsCrowd

With the crowdfunding market seemingly growing at a quick pace, we believe we are well positioned to be a big part of a rapidly emerging market. KingsCrowd's aim is to create a sustainable and profitable business that is representative of the more inclusive and open equity market through independent due diligence and ratings of the startups raising via portals like StartEngine.

KINGSCROWD UTILIZES A 5 POINT RATING METHODOLOGY TO ANALYZE EARLY AND LATER STAGE COMPANIES RAISING VIA EQUITY CROWDFUNDING...

EARLY STAGE (Pre-seed, Seed)











MARKET SIZE
Size
Market trends
Growth drivers

COMPETITIVE DIFFERENTIATION
Competitive Landscape
How is this 10X better
Competitive Moat

FOUNDERS EXPERIENCE
Entrepreneurial experience
Founders market expertise
Advisors / other investors

TERMS
Current valuation
Comparison to similar co's
Prospects for future funding
Liquidation / acquisition cap

BUSINESS MODEL
Monetization strategy
Business structure
Capital requirements

LATER STAGE (Series A, B+)
MARKET SIZE
Size
Market trends
Growth drivers
PRODUCT MARKET FIT
Competitive Landscape
How is this 10X better
Customer traction / user growth
FOUNDER PERFORMANCE
Founder execution to date
General management performance
Team / Supporting cast performance
TERMS
Current valuation
Comparison to similar co's
Prospects for future funding
Liquidation / acquisition opps.
FINANCIAL PERFORMANCE
Revenue growth
Gross margins
Key customer metrics
(e.g., CAC, LTV)













KINGSCROWD DUE DILIGENCE PROCESS
INITIAL SCREEN
•Analyze top level key metrics (e.g., market size, terms, product differentiators)
•2.5+ ratings criteria not met post initial screen
MARKET DILIGENCE
• Analyze market opportunity and competitors of target
• Analyze progress / validity of business model and terms
• 3+ ratings criteria met post market diligence
FOUNDER DILIGENCE
• Dig into founders and conduct interviews with founding team
• 4+ rating criteria met with focus on founding team capability
EXPERT NETWORK / DEEP DIVE DILIGENCE
• Deep dive diligence across all facets of the business
• Speak to expert network where possible
• All 5 ratings criteria met
UNDERWEIGHT 1-2 KINGS
NEUTRAL 3 KINGS
DEALS TO WATCH 4 KINGS
TOP DEAL 5 KINGS
*We conduct interviews with founding teams as long as this is possible (85%+ of companies we rate speak with us)

It is time for investors to have access to the same logistics, stats and other critical info needed to help them make decisions. We are determined to be a true catalyst that will spur change in the private investing markets.

Join us in crafting a Morningstar for equity crowdfunding. Help us to help expand economic opportunity by empowering ordinary investors with the tools they need to invest confidently in early-stage startup businesses.

Invest in KingsCrowd!





SIC

Chris Lustrino

KINGSCROWD

John Fanning (Co-Founder of Napster) calls

DCU FinTech INNOVATION CENTER

KingsCrowd is accepted into the DCU

Netcapital

KingsCrowd begins first equity crowdfunding





May 2016

Founds Simple.Innovati ve.Change (SIC)

February 2018

Chris Lustino selected as a Finalist for Fintech Journalist of the Year by LendIt

February 2018

Chris Lustrino and acquires Fintech blog SIC

May 2018

KingsCrowd signs Sean O'Reilly as Chief Content Officer, Former Motley Fool Editor

June 2018

Fintech Innovation Center

July 2018

KingsCrowd is selected for the Money20/20 Startup Academy

August 2018

raise and closes on $107K+

September 2018

KingsCrowd is selected as a Bostinno 50OnFire

October 2018

KingsCrowd launches v2 of the website

Winter 2019

Launch first equity crowdfunding ratings platform (ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team





Chris Lustrino

Founder & CEO

Founder of Fintech publication, Simple.Innovative.Change, Chris was nominated as Fintech Journalist of the Year by LendIt in 2018, for his coverage of Fintech founders across the alternative investing and lending markets. He also spent 3 years as a strategy consultant for LEK Consulting with a focus on PE deal due diligence and corporate strategy. Most recently, he worked at Freebird, a Travel Tech Startup, where he developed the Sales and Finance Ops function for the team that has raised $8M to date from General Catalyst and Accomplice.

 



Sean O'Reilly

Chief Content Officer

Former Editor and Podcast Host at The Motley Fool, covering energy, industrials, technology and consumer goods, Sean is a content strategist for B2B and B2C organizations, with a passion for the financial markets and enabling individuals to invest confidently. He graduated from Case Western with a degree in Management, Economics and Finance.



Offering Summary

Maximum 138,888* Common Units ($249,998.40)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 5,555 Common Units ($9,999)

Company	Kings Crowd LLC
Corporate Address	695 Atlantic Ave., Floor 9 Boston MA, 02446 United States
Description of Business	KingsCrowd provides the infrastructure for startup investment decision making
Type of Security Offered	Common Units
Purchase Price of Security Offered	$1.80
Minimum Investment Amount (per investor)	$108.00

The 10% Bonus for StartEngine Shareholders

KingsCrowd will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Common Units at $1.80 / unit, you will receive 10 bonus units, meaning you'll own 110 Common units for $180. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Some of the funds raised may be used for: Salary payments made to one's self, a friend or relative

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow KingsCrowd to get notified of future updates!

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

LIMITED LIABILITY COMPANY AGREEMENT

OF

KINGS CROWD LLC

A Delaware Limited Liability Company

THE MEMBERSHIP INTERESTS (REPRESENTED BY UNITS) CREATED PURSUANT TO THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

TABLE OF CONTENTS

Page

i

4407166-2

LIMITED LIABILITY COMPANY AGREEMENT
OF KINGS CROWD LLC
A Delaware Limited Liability Company

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of KINGS CROWD LLC, a Delaware limited liability company (the "Company"), is made effective as of December 14, 2017, by and among the Company, the Persons who have executed this Agreement as Members on the date hereof and any other Person made a party hereto after the date hereof in the manner hereinafter provided.

ARTICLE I DEFINITIONS

1.1   Certain Definitions. As used in this Agreement:

(a)   Act means the Delaware Limited Liability Company Act, as amended and in effect from time to time.

(b)   Affiliate means (i) any Person that directly or indirectly through one or more intermediaries' controls, is controlled by or is under common control with another Person, or (ii) any executive officer, director, manager or general partner of another Person. For purposes of this definition, the term "controls" and the phrases "controlled by" and "under common control with" means possession (direct or indirect) of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(c)   Agreement shall have the meaning ascribed to such term in the preamble.

(d)   Assumed Tax Rate means, for any taxable year, the highest marginal effective rate of federal, state and local income tax applicable to an individual resident in New York, New York, taking account of any differences in rates applicable to ordinary income and capital gains and any allowable deductions in respect of such state and local taxes in computing a Member's liability for federal income tax.

(e)   Board of Managers and Board means the Board of Managers appointed pursuant to Section 5.2 below.

(f)   Capital Account shall have the meaning ascribed to such term in Section 3.6(a) below.

(g)   Capital Contribution means, with respect to any Member, the aggregate

2

amount of money and the Fair Market Value of any property (other than money) contributed to the Company with respect to such Member's Membership Interest.

(h)   Carrying Value means, with respect to any asset, the asset's adjusted basis
for federal income tax purposes except as follows:

(i)   the initial Carrying Value of any asset contributed (or deemed
contributed) to the Company shall be such asset's gross Fair Market Value at the time of such contribution;

(ii)   the Carrying Values of all Company assets shall be adjusted to equal
their respective gross fair market values as of any Revaluation Event (within the meaning of Section 3.6(h) hereof) in accordance with, and as permitted by, Section 1.704-1(b)(2)(iv)(f) of the Regulations; and

(iii)   if the Carrying Value of an asset has been determined pursuant to clause (i) or (ii) above, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes.

(i)   Certificate of Formation means the Certificate of Formation of the Company filed with the Secretary of the State of Delaware on December 14, 2017.

(j)   Code means the Internal Revenue Code of 1986 and any successor statute, each as amended and in effect from time to time.

(k)   Company means KINGS CROWD LLC, a Delaware limited liability company.

(l)   Dissolution Event shall have the meaning ascribed to such term in Section 13.1 below.

(m)   Distribution Advisor shall refer to the Person appointed by the Members to advise the Board on distributions that may be made hereunder and whose prior written consent shall be required for any distribution of assets of the Company. A vote of Members holding at least a majority of the issued and outstanding Units shall be required to appoint a Distribution Advisor and the vote of Members holding at least a two-thirds majority of the issued and outstanding Units shall be required to remove a Distribution Advisor from office; which removal may take effect provided that there is a successor Distribution Advisor that has been appointed in place of the Distribution Advisor to be removed. The initial Distribution Advisor shall be Codelaw LLC.

(n)   Distributable Assets means, with respect to any fiscal period, all cash

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receipts (including from any operating, investing and financing activities) and (if distribution thereof is determined to be necessary or desirable by a majority of the Board) other assets of the Company from any and all sources, reduced by operating cash expenses, contributions of capital to subsidiaries of the Company and payments (if any) required to be made in connection with any loan to the Company and any reserve for contingencies or escrow required, in each case, as is determined in good faith by the Board; provided that Distributable Assets shall not exceed the amount permitted under Section 18-607 of the Act.

(o)   Distribution Threshold Amount means, with respect to each Profits Interest Unit, the dollar amount established by the Board of Managers, in its sole discretion, as the Distribution Threshold Amount for such Profits Interest Unit for purposes of Section 4.1 hereof, which amount shall not under any circumstances be less than the per Unit Liquidation Value of the Common Units that are not Profits Interests as of the date of the issuance of such Profits Interest Unit.

(p)   Excess Deficit Balance shall have the meaning ascribed to such term in Section 4.7(b) below.

(q)   Fair Market Value means, as to any property, the price at which a willing and able seller would sell and a willing and able buyer would buy such property having full knowledge of the facts, and assuming such party acts on an arm's-length basis with the expectation of concluding the purchase and sale within a reasonable time, as reasonably determined by the Board of Managers.

(r)   Indemnitee(s) shall have the meaning ascribed to such term in Section 12.1 below.

(s)   Liquidating Distribution shall have the meaning ascribed to such term in Section 13.2 below.

(t)   Liquidation Value means the amount that would be distributed with respect to a Membership Interest if, at the time for which such Liquidation Value is being determined, the Company sold all of its assets for their then Fair Market Value, paid all of its liabilities, and liquidated.

(u)   Manager(s) means any Person designated or elected as a Manager pursuant to Section 5.2 below.

(v)   Members means those individuals listed on Schedule A hereto, as amended from time to time, and such other Persons as may from time to time be admitted to the Company as Members upon such terms and conditions as are provided in this Agreement and under the Act.

(w)   Membership Interest means a Member's limited liability company interest in the Company which represents such Member's share of the Net Profits and Net Losses of the Company and a Member's right to receive distributions of the Company's assets in accordance

with the provisions of this Agreement and the Act. The Membership Interests of the Members (expressed in terms of Units) are set forth on Schedule A attached hereto.

(x) Net Profits and Net Losses means the Company's taxable income or loss, as the case may be, except that (i) items that are required by Section 703(a)(1) of the Code to be separately stated shall be included; (ii) items of income that are exempt from inclusion in gross income for federal income tax purposes shall be treated as income, and related deductions that are disallowed under Section 265 of the Code shall be treated as deductions; (iii) nondeductible expenditures of the Company that are described in Section 705(a)(2)(B) of the Code, and organization and syndication expenditures and disallowed losses to the extent that such expenditures or losses are treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Regulations §1.7041(b)(2)(iv)(i), shall be treated as deductions; (iv) items of gain, loss, depreciation, amortization, or depletion that would be computed for federal income tax purposes by reference to the tax basis of an item of Company property shall be determined by reference to the Carrying Value of such item of property (provided that if the Carrying Value of any item of Company property differs from its adjusted basis for federal income tax purposes, the amount of depreciation, depletion, or amortization for a period with respect to such property shall be computed so as to bear the same relationship to the Carrying Value of such property as the depreciation, depletion, or amortization computed for federal income tax purposes with respect to such property for such period bears to the adjusted basis of such property; but if the adjusted basis of such property is zero, the depreciation, depletion or amortization with respect to such property shall be computed by using a method consistent with the method that would be used for federal income tax purposes if the adjusted basis of such property were greater than zero); (v) the effects of upward and downward reevaluations of Company property pursuant to Section 3.6(h) hereof shall be treated as gain or loss respectively from the sale of such property; and (vi) items that are allocated as Regulatory allocations shall be excluded.

(y) Officer shall have the meaning ascribed to such term in Section 6.1(a) below.

(z) Person means any natural person, company, government or political subdivision, agency, or instrumentality of a government, body corporate, association, partnership, limited liability company, firm, joint venture or trust. When two or more Persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a Person for purposes of this definition.

(aa) Profits Interest means a Membership Interest issued in exchange for services rendered to the Company which has a Liquidation Value of zero when issued. Each Profits Interest shall be a "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 CB 343, and all allocations and distributions with respect to such Profits Interest shall be made in a manner consistent with such classification.

(bb) Profits Interest Unit shall have the meaning ascribed to such term in Section 4.1(b) below.

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(cc)   Reduction Items shall have the meaning ascribed to such term in Section 4.7(b) below.

(dd)   Regulations means the Treasury Regulations promulgated under the Code, as from time to time in effect.

(ee)   Regulatory Allocations shall have the meaning ascribed to such term in Section 4.7(f) below.

(ff)   Revaluation Event shall have the meaning ascribed to such term in Section 3.6(h) below.

(gg)   Section 751 Property shall have the meaning ascribed to such term in Section 4.7(i) below.

(hh)   Securities Act shall have the meaning ascribed to such term in Section 3.5 below.

(ii)   Senior Profits Interest Units shall have the meaning ascribed to such term in Section 4.1(b)(ii) below.

(jj)   Units shall have the meaning ascribed to such term in Section 3.1 below.

(kk)   Tax Matters Partner shall have the meaning ascribed to such term in Section 6231(a)(7) of the Code.

(ll)   Transfer means (a) any sale, assignment or other transfer of securities (including without limitation, the Units); (b) any sale, assignment or transfer of an economic interest and/or a voting interest in an entity that, directly or indirectly, holds any securities; (c) any sale, assignment or a transfer of securities convertible into or exchangeable for or other options or rights to acquire securities; or (d) any other direct or indirect, voluntary or involuntary, sale, assignment or transfer of securities or any interest therein.

1.2 Construction. In this Agreement, unless otherwise specified or where the context otherwise requires: (a) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement; (b) words importing any gender shall include other genders; (c) words importing the singular only shall include the plural and *vice versa*; (d) the words "include," "includes" or "including" shall be deemed to be followed by the words "without limitation;" (e) the words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (f) references to "Articles," "Exhibits," "Sections" or "Schedules" shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (g) references to any Person include the successors and permitted assigns of such Person; (h) wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict; (i) references to "$" or "dollars" means the lawful currency

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of the United States of America; and (j) references to any agreement, contract or schedule, unless otherwise stated, are to such agreement, contract or schedule as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

ARTICLE II
NAME, OFFICE AND ORGANIZATION OF THE COMPANY

2.1   Name. The name of the Company is **KINGS CROWD LLC,** and all Company business shall be conducted in that name or in such other names that comply with applicable law as the Board may select from time to time. The Board may change the name of the Company at any time and from time to time.

2.2   Registered Office and Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate from time to time in the manner provided by law.

2.3   Principal Place of Business. The Company's principal place of business, and the place where its books and records shall be kept, is 16192 Coastal Highway, Lewes, Delaware 19958-9776, or such other place as from time to time is determined by the Board of Managers. The records will be available for inspection and copying by the Members at such office during regular business hours to the extent required under the Act. The Company may have such other offices as the Board may designate from time to time.

2.4   Purpose and Powers. The Company may engage in or carry on any lawful business or activity for which a limited liability company may be organized under the Act, and shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of such business or activity.

2.5   Term. The term of the Company commenced on the date that the Certificate of Formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved in accordance with the provisions of this Agreement.

2.6   Qualification in Other Jurisdictions. Any Manager or Officer of the Company may execute, deliver and file any certificate (including, without limitation, any

amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

ARTICLE III
CAPITALIZATION

3.1 <u>Membership Interests; Units</u>. Each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gain, loss, deduction and expense of the Company and the right to vote, if any, on certain Company matters as provided in this Agreement shall be represented by units of limited liability company interest (each a "<u>Unit</u>"). The Company initially shall have one class of Units, designated Common Units. The Company may issue fractional Units.

3.2 <u>Schedule of Members</u>. The names of the Members and the number and class of Units held by each are set forth on Schedule A hereto, as such Schedule may be amended from time to time. Upon the admission of any new Member, termination of any existing Member, or any change in the number of Units held by any Member, the Manager shall make appropriate amendments to **Schedule A** to reflect such addition, termination or change, and no action shall be required by any Member to effectuate such amendment to Schedule A.

3.3 <u>Additional Capital Contributions; Authorization of Additional Units</u>.

(a) No Member shall be obligated to make any additional Capital Contribution unless agreed by such Member.

(b) If the Board of Managers determines at any time, or from time to time, that the Company requires additional operating capital to carry out its purposes, conduct its business, meet its obligations, make any expenditure authorized by this Agreement or for any other business purpose, the Company may obtain additional equity financing in such amounts and on such terms and conditions as said Board of Managers, in its sole discretion, may deem appropriate, either from then existing Members to the extent they desire to provide such equity financing or from any other Person or Persons (whether or not affiliated with a then existing Member), and in connection therewith the Managers shall have authority to create and establish one or more new classes of Membership Interests having such rights, preferences and privileges as said Board of Managers may determine, and may (subject to the provisions of Section 11.2) admit any Person or Persons providing such equity financing as a Member of the Company on such terms and conditions as the Managers, in their sole discretion, may deem appropriate.

(c) If the Board of Managers determines at any time, or from time to time, that the Company should issue Membership Interests in exchange for services, the Board of Managers, in its sole discretion, shall have authority to issue additional Units in exchange for such services and may (subject to the provisions of Section 11.2) admit any Person or Persons providing such

services as a Member of the Company on such terms and conditions as the Managers, in their sole discretion, may deem appropriate, including, without limitation, the designation of any such Membership Interests as Profits Interests.

(d)   Each Member hereby (i) consents to any amendment to this Agreement (including, without limitation, Schedule A hereto) which the Managers may deem necessary or appropriate to create and establish such new class or classes of Membership Interests as may be authorized by the Board of Managers pursuant to this Section 3.3 and/or to reflect the admission of any such Person(s) as a Member of the Company and the terms and conditions of such Person(s) admission as a Member; and (ii) acknowledges that any future equity financing obtained by the Company or the issuance of any Membership Interest for services pursuant to this Section 3.3 may result in the dilution or other modification (subject to the provisions of Section 3.10) of the rights, preferences and privileges of such Member hereunder.

(e)   Notwithstanding the foregoing, in the event a Member ("Donor") wishes to make a capital contribution to the Company that is approved by the Board and is intended by the Member or may be deemed to be a gift to other Members (collectively, the "Donees") within the so-called annual amount excluded from gift taxes under Code Section 2503(b) ("annual exclusion amount"), the Managers shall send notice thereof to all Donees, and if so stipulated by the Donor, shall give the Donees the opportunity to have distributed to them an amount equal to the annual exclusion amount, without requiring the prior written consent of the Distribution Advisor.

3.4   Certificates. Subject to the terms and conditions of this Agreement, no Certificates representing the Units shall be issued unless the Board of Managers so elects. If certificates are issued, then each Member shall be entitled to a certificate stating the number and the class of the Units held by him, in such form, in conformity to law, the Certificate of Formation and this Agreement, as shall be prescribed from time to time by the Board of Managers. Such certificate shall be signed by a Manager or an Officer of the Company. Any of or all the signatures on the certificate may be a facsimile. In the case of the alleged theft, loss, destruction or mutilation of a certificate of Units, a duplicate certificate may be issued in place thereof, upon such terms, including receipt of a bond sufficient to indemnify the Company against any claim on account thereof, as the Board of Managers may prescribe.

3.5   Registration of Units. The Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Units may not be offered, sold, assigned, pledged or otherwise Transferred in the absence of an effective registration statement under the Securities Act covering such Transfer or an opinion of counsel satisfactory to the Company that registration under the Securities Act is not required.

3.6   Capital Accounts.

(a)   The Company shall establish and maintain a capital account for each Member (a "Capital Account").

(b)   Each Member's Capital Account shall from time to time be increased by: (i) the amount of money contributed by such Member to the Company (including the amount of any Company liabilities which the Member assumes (within the meaning of Regulations §1.7041(b)(2)(iv)(c)), but excluding liabilities assumed in connection with the distribution of Company property and excluding increases in such Member's share of Company liabilities pursuant to Section 752 of the Code); (ii) the fair market value of property contributed by such Member to the Company (net of any liabilities secured by such property that the Company is considered to assume or take subject to pursuant to Section 752 of the Code); and (iii) allocations to such Member of Company income and gain (or the amount of any item or items of income or gain included therein), including, without limitation, upon the revaluation of any Company property pursuant to Sections 4.7(h) and 4.7(i) hereof, the gain (if any) that would have been allocated to such Member if such Company property had been sold at its fair market value as of the date of such revaluation (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)).

(c)   Each Member's Capital Account shall from time to time be reduced by: (i) the amount of money distributed to such Member by the Company (including the amount of such Member's individual liabilities for which the Company becomes personally and primarily liable but excluding liabilities assumed in connection with the contribution of property to the Company and excluding decreases in such Member's share of Company liabilities pursuant to Section 752 of the Code); (ii) the Carrying Value of property distributed to such Member by the Company (net of any liabilities secured by such property that such Member is considered to assume, or take subject to, pursuant to Section 752 of the Code); and (iii) allocations to such Member of Company loss and deduction (or items thereof), including, without limitation, upon the revaluation of any Company property pursuant to Sections 3.6(h) and 3.6(i), the loss (if any) that would have been allocated to such Member if such Company property had been sold at its fair market value as of the date of such revaluation (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)).

(d)   The Company shall make such other adjustments to the Capital Accounts of the Members as are necessary to comply with the provisions of Regulations Section 1.7041(b)(2)(iv).

(e)   No Member shall be obligated to the Company, to any other Member, or to any third party to restore or repay any deficit in its Capital Account.

(f)   Upon transfer of any part of a Member's Membership Interest, the Capital Account of the transferee shall be adjusted to reflect the amount of the transferor's Capital Account (or the applicable percentage interest thereof in the case of a partial transfer) attributable to the

transferred Membership Interest and the transferor's Capital Account shall be adjusted accordingly.

(g)   If distributions under this Agreement are insufficient to return to any Member the full amount of such Member's Capital Contributions to the Company, such Member shall have no recourse against any other Member for the return of such Capital Contributions.

(h)   Upon the liquidation of the Company (within the meaning of Regulations Section 1.7041(b)(2)(ii)(g), but not including a liquidation of the Company that is deemed to occur pursuant to Regulations Section 1.708-1(b)(1)(iv) in the event of a termination of the Company pursuant to Section 708(b)(1)(B) of the Code), or upon a contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member, or a distribution of more than a de minimis amount of money or other property to a retiring or continuing Member where such contribution or distribution alters the Membership Interest of any Member, or the issuance of a Membership Interest by the Company in exchange for services (a "Revaluation Event"), the Company may revalue all Company property (whether tangible or intangible) for book purposes to reflect the fair market value of Company property immediately prior to such event (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)). In the event that Company property is so revalued, the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.7041(b)(2)(iv)(f).

(i)   Upon the distribution of Company property to a Member under circumstances not constituting a Revaluation Event, the property to be distributed shall be revalued for book purposes to reflect the fair market value of such property immediately prior to such distribution (or, if greater, the amount of any nonrecourse indebtedness to which such property is subject within the meaning of Code Section 7701(g)), and the Capital Accounts of all Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(e).

3.7   Return of Capital and Waiver of Partition. Except as provided herein, no Member has the right to demand or receive from the Company any return of Capital Contributions made pursuant to this Agreement, except with respect to distributions during the term of this Agreement or upon dissolution of the Company. No Member has the right to demand and receive any distribution from the Company in any form other than cash.

3.8   Third Party Loans. The Company may borrow from third party lenders such amounts as the Board of Managers determines to be necessary, either for working capital or capital expenditures, on such terms and conditions as the Board of Managers considers reasonable. The Board of Managers may grant mortgages, security interests, or such other collateral as may be required by such third party lenders to secure any such borrowing.

3.9   Member Loans. The Company may borrow from Members or their Affiliates such amounts as the Board of Managers determines to be necessary, either for working capital or capital expenditures, on such terms and conditions as the Board of Managers considers reasonable. The Board of Managers may grant mortgages, security interests, or such other collateral as may be required by a Member or Affiliate of a Member to secure any such borrowing. No Member shall be required to make any such loan.

ARTICLE IV
DISTRIBUTIONS AND ALLOCATIONS

4.1   Distributions.

(a)   Subject to the provisions of Sections 4.1(b), 4.2, 4.3 and 4.4, the Company may distribute Distributable Assets from time to time and at such times as are determined by the Board of Managers and the Distribution Advisor if that position if filled hereunder, provided that all such distributions shall be made on a pro-rata basis based on the number of Common Units held by each Member.

(b)   Notwithstanding the foregoing, no Common Unit that is a Profits Interest (a "Profits Interest Unit") shall receive any share of distributions prior to the time that:

(i)   all Common Units that are not Profits Interests have received distributions equal to the Distribution Threshold Amount of such Profits Interest Unit, and

(ii)   all Profits Interest Units having a Distribution Threshold Amount which is lower than that of such Profits Interest Unit ("Senior Profits Interest Units") have received distributions equal to the difference between (A) the Threshold Distribution Amount of such Profits Interest Unit, minus (B) the Threshold Distribution Amount of such Senior Profits Interest Unit.

4.2   Tax Distributions. Subject to the Act and to any restrictions contained in any agreement to which the Company is bound and notwithstanding the provisions of Section 4.1, no later than March 31 of each calendar year or as soon as practicable thereafter, the Company shall, to the extent of available cash and borrowings of the Company as determined by the Board to be used for this purpose, make a distribution in cash (each a "Tax Distribution") to each Member in an amount equal to product of (i) the taxable income allocated by the Company to the Member with respect to the previous calendar year, multiplied by (ii) the f Rate, but reduced by any amounts withheld for taxes with respect to the Member for such calendar year. All distributions made to a Member pursuant to this Section 4.2 shall be treated as advance distributions under Section 4.1 and shall be taken into account in determining the amount subsequently distributable to a Member under Section 4.1.

4.3   Distributions Upon Liquidation. All liquidating distributions shall be made in accordance with the provisions of Article XIII.

4.4   Restrictions On Distributions.

(a)   No distribution shall be made to any Member to the extent that such distribution would (i) cause or increase an Excess Deficit Balance in such Member's Capital Account as of the end of the taxable year of such distribution, or (ii) violate Section 18-607 of the Act, or (iii) not have the prior written approval of the Distribution Advisor if that position if filled hereunder.

(b)   In determining if and the extent to which a distribution to a Member would cause or increase an Excess Deficit Balance in such Member's Capital Account for purposes of Section 4.4(a), the Company's taxable year shall be deemed to close as of the end of the day of such distribution, and such Member's Excess Deficit Balance, if any, as of the end of such taxable year shall be determined after taking into account any allocations or other adjustments to such Capital Account for such deemed taxable year. Any amount that would otherwise be distributable to a Member but that is not distributed because of the limitation of set forth in Section 4.4(a)(i) shall be retained by the Company as a Company asset, and shall be distributed to such Member at such time as such distribution would not contravene such limitation.

4.5   Withholding. The Company is authorized to withhold from distributions or with respect to allocations and pay over to any federal, state, local or foreign government any amounts required to be withheld with respect to any Member pursuant to any provisions of federal, state, local or foreign law. All amounts so withheld shall be treated as amounts distributed to the Members pursuant to Section 4.1. To the extent any amount withheld with respect to a Member pursuant to this Section 4.5 for any year exceeds the amount distributable to such Member, such Member shall repay such excess to the Company within ten (10) days after written demand therefor from the Company.

4.6   Allocation of Net Profits and Net Losses. After taking into account any special allocations pursuant to Section 4.7 and subject to any limitations contained therein, Net Profits or Net Losses for any year or portion thereof shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed to the Members in accordance with Section 4.1 immediately after making such allocation.

4.7   Special Allocations.

(a)   Items of taxable income, gain, loss and deduction with respect to property of the Company that has a Carrying Value different from its adjusted basis for federal income tax purposes will be shared among the Members so as to take account of such difference in accordance with the principles of Section 704(c) of the Code and Regulations Section 1.704-1(b)(4)(i). The Board of Managers may select any reasonable method or methods for making such allocations including, without limitation, any method described in Regulations Sections 1.704-3(b), (c), or (d).

In the event the Carrying Value of any Company property is adjusted pursuant to Sections 3.6(h) or 3.6(i) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between such property's adjusted basis for federal income tax purposes and such Carrying Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(b)   In the event that any Member unexpectedly receives any adjustment, allocation, or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4)-(6) ("Reduction Items") that, after taking into account all other allocations and adjustments under this Agreement, results in a deficit balance in such Member's Capital Account as of the end of the taxable year in excess of that amount, if any, that such Member is treated as obligated to restore to the Company pursuant to Regulations Sections 1.704-1(b)(2)(ii)(c) or (h), 1.704-2(g)(1), or 1.7042(i)(5) (an "Excess Deficit Balance"), then items of income and gain for such year (and, if necessary, subsequent years) will be reallocated to each such Member in the amount and in the proportions needed to eliminate such Excess Deficit Balance as quickly as possible. Solely for purposes of computing such Excess Deficit Balance, the Member's Capital Account shall be reduced by the amount of any Reduction Items that are reasonably expected as of the end of such taxable year.

(c)   Notwithstanding any other provisions of this Agreement, nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(b)(1) and (c)) shall be allocated among the Members on a pro rata basis based on the number of Units held by each. If there is a net decrease in partnership minimum gain (as defined in Regulations Section 1.704-2(d)) for any taxable year of the Company, then before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for succeeding years) to the extent required by Regulations Section 1.704-2(f).

(d)   Notwithstanding any other provisions of this Agreement, all partner nonrecourse deductions (within the meaning of Regulations Sections 1.704-2(i)(1) and (2)) for each taxable year of the Company shall be allocated to the Members who bear the economic risk of loss with respect to the debt giving rise to such deductions, in accordance with Regulation Section 1.704-2(i). If there is a net decrease in partner nonrecourse debt minimum gain (within the meaning of Regulation Section 1.704-2(i)(3)) for any taxable year of the Company, then after taking into account allocations pursuant to the second sentence of Section 4.7(c) hereof but before any other allocations are made for such taxable year, the Members shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) to the extent required by Regulations Section 1.704-2(i)(4).

(e)   Notwithstanding any other provisions of the Agreement, no loss or deduction shall be allocated to any Member to the extent that such allocation would cause or increase an Excess Deficit Balance in the Capital Account of such Member. Any such loss or deduction shall be reallocated away from such Member and to the other Members in accordance with this Agreement, but only to the extent that such reallocation would not cause or increase Excess Deficit Balances in the Capital Accounts of such other Members.

(f)   The allocations set forth in Sections 4.7(b), 4.7(c), 4.7(d) and 4.7(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-1(b). Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Profits, Net Losses, and items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Net Profits, Net Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (i) nonrecourse deductions shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain, and (ii) partner nonrecourse deductions shall not be taken into account except to the extent that there would have been a reduction in partnership minimum gain if the loan to which such deductions are attributable was not made or guaranteed by a Member.

(g)   Tax credits shall be allocated among the Members in accordance with Regulations Section 1.704-1(b)(4)(ii).

(h)   If during any taxable year of the Company there is a change in any Member's Membership Interest in the Company, allocations of income or loss for such taxable year shall take into account the varying interests of the Members in the Company in a manner consistent with the requirements of Section 706 of the Code.

(i)   If and to the extent that any distribution of unrealized receivables and inventory items within the meaning of Regulations Section 1.751-1(a)(1) ("Section 751 Property") to a Member in exchange for property other than Section 751 Property is treated as a sale or exchange of such Section 751 Property by the Company pursuant Regulations Section 1.7511(b)(2), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member. If and to the extent that any distribution of property other than Section 751 Property to a Member in exchange for Section 751 Property is treated as a sale or exchange of such other property by the Company pursuant to Regulations Section 1.7511(b)(3), any gain or loss attributable to such deemed sale or exchange shall be allocated only to Members other than the distributee Member.

ARTICLE V
MANAGEMENT OF THE COMPANY

5.1   Responsibilities and Authority for Management of the Company. The business, property, and affairs of the Company shall be managed by or under the direction of a Board of Managers, which shall have all powers necessary or desirable to achieve the purposes of the Company described in Section 2.4 above. Except where the Members' approval is expressly required by this Agreement or by the Act, (a) the Board shall have full authority, power, and discretion to make all decisions with respect to the Company's business, and (b) the Members shall have no right in their capacities as Members to control, manage or make any decisions with respect to, nor shall they take any part in the control or management of, the property, business, or affairs of the Company.

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5.2   Composition of the Board of Managers. The Board of Managers shall initially consist of one (1) Manager. The initial Manager shall be CODELAW LLC. The number of Managers may be expanded or reduced from time to time by vote of Members holding at least two-thirds of the issued and outstanding Units, and any new Manager position so established shall be filled by vote of Members holding at least two-thirds of the issued and outstanding Units.

5.3   Term. Each Manager shall be elected and shall hold office until his/her successor is elected and qualified, or until he/she sooner dies, resigns, is removed or becomes disqualified.

5.4   Removal of Managers. Any Manager may be removed from office, with or without cause, by vote of Members holding at least two-thirds of the total number of Units then outstanding.

5.5   Resignation. Any Manager of the Company may resign from office by delivering or causing to be delivered to any Officer of the Company, or to the Board of Managers, a written resignation, which shall take effect upon being so delivered or at such other time as may be therein specified.

5.6   Vacancies. Unless otherwise provided in this Agreement or agreed in writing by the Members, any vacancy in an elected Manager position shall be filled by vote of the holders of at least two-thirds of the issued and outstanding Units and the Manager so elected shall serve for the unexpired portion of his/her predecessor's term of office. The Board of Managers shall have and may exercise all of its powers notwithstanding the existence of one or more vacancies in its number.

5.7   Quorum. A majority of the Managers present in person shall constitute a quorum for the transaction of business at any meeting of the Board of Managers. If less than a quorum of Managers is present at a Board of Managers meeting, a majority of the Managers present may adjourn the meeting from time to time without further notice. No Manager shall fail to attend a meeting of the Board of Managers for purposes of defeating a quorum or avoiding corporate action.

5.8   Voting. Except as otherwise required by the Act, the Certificate of Formation or this Agreement, the affirmative vote or written consent of a majority of the Managers then in office shall be necessary and sufficient for any action by the Board of Managers.

5.9   Regular Meetings. The Board of Managers may provide, by resolution, the time and place, either within or outside the State of Delaware, for the holding of regular meetings in which case no other notice need be given.

5.10   Special Meetings. Special meetings of the Board of Managers may be called by or at the request of any Manager. The person or persons calling a special meeting

of the Board of Managers may fix any place, either within or outside the State of Delaware, as the place for holding such special meeting of the Board of Managers.

5.11   Notice; Waiver of Notice.

(a)   Written notice of any special meeting of Managers shall be given at least two (2) days before the meeting as follows: (i) by leaving such notice at the residence or usual place of business of each Manager; (ii) by mailing such notice, postage prepaid, and addressed to each Manager at his/her address as it appears in the records of the Company; (iii) by facsimile or electronic mail transmission of such notice to each Manager's usual place of business; or (iv) by hand delivery to each Manager at his/her usual place of business or, in the event such notice is given on a Saturday, Sunday or holiday, to each Manager at his/her residence. If mailed, such notice shall be deemed to be delivered two (2) business days following the date deposited in the United States mail properly addressed, with postage thereon prepaid. If notice is given by facsimile or electronic mail transmission, such notice shall be deemed given upon electronic confirmation of receipt.

(b)   Notice of a meeting need not be given to any Manager if a written waiver of notice executed by him/her before or after the meeting is filed with the records of the meeting, or to any Manager who attends the meeting without protesting prior thereto or at the commencement thereof the lack of notice to him/her. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Managers need be specified in the notice or waiver of notice of such meeting.

5.12   Meetings by Telecommunications. Unless the Act otherwise provides, members of the Board of Managers or any committee designated thereby may participate in a meeting of the Board of Managers or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and be heard by each other at the same time and participation by such means shall constitute presence in person at a meeting.

5.13   Compensation. The Board of Managers may by resolution, and irrespective of any personal interest of any of the members thereof, fix the reasonable compensation of the Managers including the reimbursement of expenses, if any, of attendance at each meeting of the Board of Managers and payment of a fixed sum for attendance at meetings or a stated salary. These payments shall not preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

5.14   Action by Consent of the Managers. Any action required or permitted to be taken at any meeting of the Board of Managers or any committee, if any, may be taken without a meeting, if all of the Managers consent to the action in writing and the written consents are filed with the records of the meeting.

5.15   Presumption of Assent. A Manager who is present at a meeting of the Board at which action on any matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his

written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company promptly after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

5.16 Individual Authority. Each Manager shall be a "manager" (as such term is defined in the Act) of the Company but, notwithstanding the foregoing, no Manager shall have any rights or powers beyond the rights and powers granted to such Manager in this Agreement. No Manager has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are expressly authorized by the Board in accordance with the provisions of this Article.

ARTICLE VI
OFFICERS

6.1 Designation, Appointment, Duties and Authority.

(a) The Board of Managers may from time to time appoint such officers (the "Officer(s)") as it deems necessary or appropriate, including, without limitation a President, a Treasurer, a Secretary and such other principal Officers as the Board of Managers may appoint. Such Officers shall have such authority and shall perform such duties as from time to time may be prescribed by the Board of Managers. In the absence of specific delegations of authority, Officers shall have such duties and authorities for the day-to-day operations of the Company as are commonly within the scope of the duties and authorities of persons holding similar offices of a corporation. Any person may simultaneously hold more than one office of the Company. Except as otherwise provided herein, Officers may, but need not be Managers or Members of the Company.

(b) Every Officer shall be an agent of the Company for its business purposes and may bind the Company in the ordinary course, within the scope of his or her normal authorities and duties, or as approved by the Member or the Board of Managers. Unless otherwise expressly authorized by this Agreement or the Board of Managers as set forth herein, the act of an Officer that is not apparently for carrying on the Company's business in the ordinary course shall not bind the Company.

(c) Except as otherwise determined by the Board of Managers, or as set forth herein or in the Act, any document or instrument may be executed and delivered on behalf of the Company by any Officer, including, without limitation, any deed, mortgage, note, or other evidence of indebtedness, lease, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company at any time held in its name, or any compromise or settlement with respect to accounts receivable or claims of the Company; and, subject to the authorization requirements set forth herein or in the Act, no other signature shall be required for any such instrument to bind the Company.

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(d)   Any Person dealing with the Company, its Managers or Officers, or the Members may rely upon a certificate signed by a Manager or an Officer as to (i) the identity of the Members, the Managers, or the Officers, (2) acts by the Members, the Board, or the Officers, (3) any act or failure to act by the Company, or (4) any other matter involving the Company, the Managers, or the Members.

6.2   Term of Office. Each Officer shall hold office until his/her successor is chosen and qualified or in each case until he/she sooner dies, resigns, is removed or becomes disqualified.

6.3   Removal. Any Officer of the Company may be removed with or without cause by the Board of Managers. The Officer to be removed shall have no right to participate in the deliberations of the Board of Managers with respect to the removal vote, except in his/her capacity as a Manager.

6.4   Vacancies. A vacancy in any office may be filled for the unexpired portion of the term by vote of the Board of Managers. New offices established by the Board of Managers may be filled by the Board of Managers.

6.5   Compensation. The compensation of the Officers, if any, shall be fixed from time to time by the Board of Managers, and no Officer shall be prevented from receiving such compensation by reason of the fact that he/she is also a Manager or Member of the Company.

ARTICLE VII
VOTING RIGHTS; MEETINGS AND LIMITED LIABILITY OF MEMBERS

7.1   Voting Rights. If a vote, consent or approval of the Members is required by this Agreement or under the Act (whether of all classes of Units voting together as a single class or of a single class or different classes voting separately as a class), then each such Member shall have one vote for each Unit held by such Member.

7.2   Meetings. Meetings of the Members may be called at any time by a majority of the Managers and shall be called by the Company's Secretary (or of there is no Secretary or in the case of the death, absence, incapacity or refusal of the Secretary, by any other Officer of the Company) upon the written request of one or more Members holding at least two-thirds of the issued and outstanding Units with voting rights.

7.3   Place of Meetings. Meetings of the Members shall be held at such place or places as may be fixed by the Board of Managers and stated in the notice of the meeting.

7.4   Notice of Meeting. Notice of each meeting of the Members, stating the day, hour and place thereof, shall be given to each Member by a Manager or by the Officers or persons calling the meeting at least seven (7) days before the meeting, by leaving written notice with each Member at such Member's record address as shown on the books of the Company from time to time, or by mailing written notice, postage prepaid, and addressed

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to such Member's record address. Notice need only contain a summary of the purpose of the meeting, except that the notice of any meeting at which an amendment of this Agreement or the Certificate of Formation is to be considered shall state the intended purpose and effect of the proposed amendment and shall state the proposed wording of the amendment.

7.5   Quorum. Except as otherwise required by this Agreement or the Act, at any meeting of the Members, a quorum for the transaction of business shall consist of the presence in person or by proxy of the holders of at least two-thirds of the issued and outstanding Units with voting rights, but a lesser number may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice.

7.6   Action at a Meeting. When a quorum is present at any meeting, the holders of a at least two-thirds of the issued and outstanding Units entitled to vote on such matter, voting together as a single class, shall decide any question properly brought before such meeting, except as otherwise required by this Agreement or the Act. The Members may only act on those matters which expressly require Member approval under the Act or this Agreement.

7.7   Action by Consent. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the holders of outstanding Units having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting consent to the action in writing, and such written consents are filed with the records of the meeting of the Members. Subject to this limitation, such consent shall be treated for all purposes as a vote at a meeting. Prompt notice of the taking of action by consent by less than unanimous written consent shall be given to those Members who have not consented in writing.

7.8   Waiver of Notice. Whenever any written notice is required to be given by this Agreement, a waiver of notice signed either before or after the action for which notice is required shall have the effect of written notice. Attendance by a Member at any meeting shall also constitute a waiver of notice unless an objection to the lack of notice is made by such Member at the meeting.

7.9   Proxy Voting. A Member entitled to vote at a meeting or to express consent or dissent to any action in writing without a meeting may authorize another party to act for him by proxy executed in writing by him. All proxies shall be filed with the Company's Secretary before voting and shall be effective for no more than six (6) months. No proxy purporting to be executed by or on behalf of a Member shall be deemed invalid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

7.10   Participation in Meetings by Telecommunications. Unless the Act otherwise provides, Members may participate in a meeting of the Members by means of a conference telephone or similar communications equipment by means of which all persons

participating in the meeting can hear and be heard by each other at the same time and participation by such means shall constitute presence in person at a meeting.

7.11 <u>Limited Liability of Members</u>. Neither any Member, nor any owner, officer, director, employee or agent of any Member, shall be liable for any debts, liabilities or obligations of the Company whether arising in contract, in tort or otherwise; provided that each Member shall be responsible:

(a) for the making of any contribution to the capital of the Company required to be made by such Member pursuant to the terms of this Agreement; and

(b) for the amount of any distribution made to such Member that must be returned to the Company pursuant to the Act.

7.12 <u>No Withdrawal</u>. A Member may not withdraw, by resignation, retirement or otherwise, as a Member of the Company.

ARTICLE VIII
POWERS OF MEMBERS AND MANAGERS TO CONTRACT WITH THE COMPANY

Any Member or Manager of the Company may enter into and perform any contract or agreement of any nature between the Company and such Member or Manager, or any firm, corporation or other entity in which any such Member or Manager may be interested, directly or indirectly, whether such individual, firm, corporation or other entity thus contracting with the Company shall thereby derive profits or benefits; provided that (i) the actual facts of such interest are disclosed or are known to the Board of Managers or committee thereof which authorizes such contract or agreement; and (ii) the contract or agreement is fair as to the Company as of the time it is authorized, approved or certified by the Board of Managers or a committee thereof. Any Manager of the Company who is interested in any transaction as aforesaid may nevertheless be counted in determining the existence of a quorum at any meeting of the Board of Managers which shall authorize or ratify any such transaction. This Article VIII shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common or statutory law applicable thereto.

ARTICLE IX
LIMITATION ON LIABILITY

9.1 <u>Managers</u>. The Managers shall not be liable for any acts or omissions in the performance of their duties except for acts or omissions involving willful misconduct in bad faith. No amendment or repeal of this paragraph shall adversely affect any of the rights or protection afforded to a Manager or for or with respect to any acts or omissions of such Manager occurring prior to such amendment or repeal.

ARTICLE X
ADMINISTRATIVE MATTERS

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10.1 <u>Books of Account</u>. At all times the Company shall maintain or cause to be maintained true and proper books, records, reports and accounts in accordance with generally accepted accounting principles, consistently applied, in which shall be entered fully and accurately all transactions of the Company. The Company shall keep vouchers, statements, receipted bills and invoices and all other records in connection with the Company's business.

10.2 <u>Tax Matters Partner</u>. The Tax Matters Partner of the Company shall be CODELAW LLC, or such other Member who may hereafter be designated as such by vote of Members holding at least two-thirds of the Units.

10.3 <u>Tax Matters Handled By the Company</u>. The Board of Managers, on behalf of the Company, shall have full authority to negotiate with, to conclude agreements with or to refuse to agree with Federal, state, local and foreign taxing authorities as to the taxable income of the Company for any taxable period and any determination of such taxable income shall be binding upon the Members, each of whom individually shall be liable to pay any additional tax and interest and shall be entitled to receive any refund and interest resulting from such determination. The Company shall not be responsible for any loss or damage to any Member, as a result of any such determination or failure to arrive at a determination. The Company may also make such elections, including, without limitation, an election under Section 754 of the Code, as the Board of Managers may determine.

10.4 <u>Fiscal Year</u>. The fiscal year of the Company shall end on December 31.


ARTICLE XI
TRANSFER OF INTERESTS


11.1 <u>Restrictions on Transfer</u>. Except as otherwise provided in this Agreement or in any subsequent written agreement among the Company and all of the Members, no Transfer of the Units or any other Membership Interest of a Member shall be permitted, and no purported Transfer shall be recognized by the Company, unless such Transfer has been communicated in writing to the Board of Managers or by the holders of all of the transferred Units at the time outstanding. All Transfers that are permitted pursuant to this Article XI shall become effective immediately upon notice. Notwithstanding the foregoing, no such approval shall be required for the Transfer of Units or other Membership Interest by a Member to any one of the following Persons who shall have executed a counterpart signature page to this Agreement and shall thereby become new Members:

(a) The estate of a deceased Member;

(b) The children or grandchildren of a Member;

(c) A trust for the benefit of any of the following Persons either individually or in combination: the Member, or the spouse, children or grandchildren of a Member; provided further that in the event the spouse is a beneficiary of any such trust, such spouse shall have no power of appointment over the Membership Interest to Transfer it to any Person other than the children or grandchildren of the Member who is the grantor of such trust and may only receive the income from such trust and not any of its principal.

(d)   A limited liability company or other entity whose members or equity holders consist solely of the Persons in subsections (a), (b) or (c) above.

(e)   Notwithstanding the foregoing, in the event a Member ("Donor") wishes to Transfer some or all of the Donor's Membership Interest, whether approved by the Board or the Members or not requiring approval hereunder, and such Transfer is intended by the Member or may be deemed to be a gift to other Members (collectively, the "Donees") within the so-called annual amount excluded from gift taxes under Code Section 2503(b) ("annual exclusion amount"), the Managers shall send notice thereof to all Donees, and if so stipulated by the Donor, shall give the Donees the opportunity to have distributed to them an amount equal to the annual exclusion amount, without requiring the prior written consent of the Distribution Advisor.

11.2   Admission of New Members. No new Member, except such Persons who are listed in subsections (a), (b), (c) or (d) of Section 11.1, shall be admitted to the Company, and the Company shall not recognize on its books any new Member, unless a majority of the Board of Managers or holders of at least two-thirds of the Units at the time outstanding shall, in their sole discretion, agree to the admission of such new Member and such proposed new Member shall have executed a counterpart signature page to this Agreement. Any purported admission of a new Member in violation of this Agreement shall not be recognized or in any manner given effect, and such Person shall not be entitled to any rights or powers accorded to a Member under law or this Agreement.

11.3   Improper Transfers. The Company shall not recognize on its books any voluntary or involuntary Transfer in violation of this Agreement, and any such purported Transferee shall not be recognized as a Member and shall not be entitled to any rights or powers accorded to a Member under law or this Agreement.

ARTICLE XII
INDEMNIFICATION

12.1   Indemnification By Company. To the fullest extent permissible under applicable law, the Company shall indemnify, defend and hold harmless the Managers and Officers of the Company, and may, in the discretion of the Board of Managers, indemnify, defend and hold harmless, employees and agents of the Company (collectively, "Indemnitees"), from and against any and all costs, liabilities, claims, expenses (including reasonable attorneys' fees), and damages (collectively, "Losses") arising from any demands, claims, or lawsuits against any of the Indemnitees in connection with or resulting or arising from his, her or its acts or omissions in his or its capacity as a Manager, Officer, employee, or agent of the Company, or in connection with, arising from, or relating to, business or activities undertaken on behalf of the Company, including, without limitation, any demands, claims, or lawsuits initiated by one or more Members, provided, however, that no indemnification may be made to or on behalf of any Indemnitee if a final judgment or other final adjudication adverse to such Indemnitee establishes that his, her or its acts or omissions constituted willful misconduct in bad faith.

12.2   Advancement of Expenses. Any Manager or Officer shall be entitled to receive, and any other Indemnitee may receive, if approved by the Board of Managers, upon application therefor, advances from the Company to cover the costs of defending any pending, threatened, or completed claim, action, suit, or proceeding against it for Losses in connection with which it would be entitled to indemnification under this Article XII, provided that such advances shall be repaid to the Company if the Indemnitee receiving such advance is found by a court of competent jurisdiction upon entry of a final judgment to have violated the standard set forth in Section 12.1 which precludes indemnification hereunder.

12.3   Source of Payment. Any amount to which an Indemnitee may be entitled under this Article XII shall be paid only out of the assets of the Company and any insurance proceeds available to the Company for such purposes. No Member shall be personally liable for any amount payable pursuant to this Article XII, or to make any Capital Contribution, return any distribution made to it by the Company, or restore any negative Capital Account balance to enable the Company to make any such payment.

12.4   Right Not Exclusive. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article XII shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, provision of this Agreement, vote of Members or otherwise.

12.5   Insurance. The Company may maintain insurance, at its expense, to protect itself and any Member, the Board of Managers, Officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Delaware law.

12.6   Amendment. Any amendment, repeal or modification of any provision of this Article XII shall not adversely affect any right or protection of a Member, the Board of Managers or any Officer, employee or agent of the Company existing at the time of, or prior to, such amendment, repeal or modification.

ARTICLE XIII
DISSOLUTION

13.1 Events of Dissolution. The Company shall be dissolved within sixty (60) days after the occurrence of any of the following events (a "Dissolution Event"), unless within said sixty (60) day period the holders of at least two-thirds of the issued and outstanding Units agree in writing to continue the Company:

(a)   the written agreement of the holders of at least two-thirds of the Units;

(b)   pursuant to a voluntary or involuntary bankruptcy petition;

(c)   the sale or other disposition of all or substantially all of the assets of the

Company; or

(d)   the entry of a decree of judicial dissolution of the Company.

13.2   Liquidation.

(a)   Upon the occurrence of a Dissolution Event, the Managers shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to maximize the value of the net assets or to minimize the normal losses of the Company, as the case may be, attendant to the liquidation.

(b)   Upon the occurrence of a Dissolution Event, the Company shall make no distributions in respect of the issued and outstanding Units except for a final Liquidating Distribution to the Members. Subject to the provisions of paragraph (c) of this Section, the proceeds of liquidation (the "Liquidating Distribution") shall be distributed in the following order and priority:

(i)   first, to creditors of the Company, including to Members in their capacities as creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and

(ii)   second, to the holders of the issued and outstanding Units in the order and priority set forth in Section 4.1.

ARTICLE XIV
MISCELLANEOUS

14.1   Amendment. This Agreement may be amended by the Board of Managers pursuant to Section 3.3, or by written instrument signed by Members holding at least two-thirds of the issued and outstanding Units; provided, however, that: (a) any amendment to or waiver of the respective rights and preferences of any class of Units, including without limitation, the distribution provisions set forth in Section 4.1 above (but excluding any amendment resulting from the creation of new classes of Units or admission of additional Members, in accordance with Section 3.3(b) above), must be approved by the holders of at least two-thirds of the outstanding Units of the affected class; and (b) no amendment to this Agreement may (1) modify the limited liability of a Member or increase the liabilities or responsibilities of any Member under this Agreement; in each case, without the consent of each such affected Member; (2) alter the interest of any Member in income, gains and losses, in a manner different from any alteration affecting the class of Units held by the Member as a whole, without the consent of each Member adversely affected by such amendment or modification; or (3) amend any provision of this Agreement which establishes the consent or approval of a percentage of the issued and outstanding Units greater than a simple majority as a condition or prerequisite to any action of the Board of Managers or the Company without the consent of such applicable percentage.

14.2 <u>Waiver</u>. Any waiver of any of the terms hereof shall be effective only for the instance for which it is given and shall not constitute a waiver of a subsequent occurrence or of any other provision hereof.

14.3 <u>Notices</u>. Any notices or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, sent by overnight courier, charges prepaid, delivered by facsimile or electronic transmission with confirmation, or mailed by registered or certified mail, postage and charges prepaid, return receipt requested, addressed (a) if to a Member, to the Member's address as recorded in the Company's books and records, (b) if to the Company, at its principal office. Except as otherwise provided herein, any such notice shall be deemed to have been given (a) when personally delivered, (b) on the day next following the date of delivery to the overnight courier, when sent by overnight courier, (c) on the date of receipt during the normal business hours of the recipient when sent by facsimile or electronic transmission, or (d) on the date of actual delivery, whichever is earliest.

14.4 <u>Binding Agreement</u>. This Agreement shall be binding upon the assigns, executors, administrators, estates, heirs and legal successors of the parties hereto.

14.5 <u>Governing Law</u>. This Agreement and all questions arising hereunder shall be determined in accordance with the internal law of the State of Delaware, without regard to the choice of law provisions thereof.

14.6 <u>Severability</u>. If one or more provisions in this Agreement is held or found to be invalid, illegal or unenforceable in any respect, such provision(s) shall be given effect to the maximum extent permitted by law and the invalidity, illegality or unenforceability of such provision(s) shall not affect the validity of the remaining provisions of this Agreement.

14.7 <u>Counterparts; Signatures</u>. This Agreement may be executed in two or more counterparts, each of which shall constitute an original and all of which shall be deemed one and the same agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Signatures of any Party transmitted by facsimile or electronic mail (including, without limitation, electronic mailing of a so-called portable document format or ".pdf" of a scanned counterpart) shall be treated as and deemed to be original signatures for all purposes, and will have the same binding effect as if they were original, signed instruments delivered in person.

14.8 <u>Entire Agreement</u>. This Agreement is intended by the Members to constitute the
"operating agreement" of the Company within the meaning of the Act. This Agreement contains the entire understanding among the Members. This Agreement supersedes any prior written or oral agreement between the Members with respect to the subject matter hereof. This Agreement shall be considered as drafted equally by the Members and any ambiguity shall not be construed in favor of or against any Member.

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14.9 <u>Headings</u>. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.


END OF TEXT

SIGNATURE PAGE FOLLOWS


4407166-2

SIGNATURE PAGE TO KINGS CROWD LLC
LIMITED LIABILITY COMPANY AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement of KINGS CROWD LLC to be executed as of the date first above written.

<u>**COMPANY**</u>:

KINGS CROWD LLC

By: Codelaw LLC,
Initial Manager

By: Thomas Carmody, Manager

DocuSigned by:

Thomas H Carmody

FB022DE809F64B9...

4407166-2

KINGS CROWD LLC

LIMITED LIABILITY COMPANY AGREEMENT

SCHEDULE A

Schedule of Members

Name and Address of Member	Number of Units	Percentage Interest
CHRISTOPHER LUSTRINO	300 *	30%
SAPPLE LLC	100	10%
DOTCOM CAPITAL	300	30%
VALUESETTERS	150	15%
STALLION SEED LLC	150	15%
TOTAL	1,000	100%

*200 Shares subject to Four Year Vesting.

Attested to as of December 2017 by:

By:

DocuSigned by:

Thomas H Carmody

FB022DE809F64B9...

Codelaw LLC, Initial Manager

27

Amendment of Schedule A

Name and Address of Member	Number of Units
Chris Lustrino	600000*
Sapple LLC	200,000
Nantascot LLC	700,000
ValueSetters	300,000
Stallion Seed LLC	200,000
Sean O'Reilly	222222**
John Engle	17904^
Barry Kurland	9426^^
WorldWide Stock Transfer LLC	108,438
Total	**2,357,990**

*400,000 shares subject to four year vesting starting March 30, 2018

*222,222 shares subject to four year vesting starting June 30, 2018

^17,904 shares subject to four year vesting starting June 30, 2018

^^9,426 shares subject to four year vesting starting October 10, 2018

UNANIMOUS WRITTEN CONSENT OF ACTION WITHOUT MEETING
OF THE BOARD OF MANAGERS OF
Kingscrowd, LLC
a Delaware limited liability company

June 5, 2018

The undersigned, constituting a majority of the Members of Kingscrowd, LLC, a Delaware limited liability company (the "Company"), hereby takes and adopts the following resolutions and directs that this consent be filed with the minutes of the proceedings of the Company:

RESOLVED, that the entity listed below be, and hereby is, removed from the Board of Managers of the Company.

Codelaw LLC

RESOLVED, that the individual and entity listed below be, and hereby are, elected as an additional Managers of the Company, to serve until their successors are approved pursuant to the procedures set forth in the Limited Liability Company Agreement.

Chris Lustrino

Valuesetters Inc.

Nantascot LLC

IN WITNESS WHEREOF, the undersigned have executed this written consent as of June 5, 2018.

Valuesetters Inc, Member

Daniel Waterman
dotloop verified
06/20/18 9:41AM EDT
YMMK-NFAA-VVYY-Z4DJ

Nantascot LLC, Member

Chris Lustrino, Member